Exhibit 99.1

Tencent Music Entertainment Group Announces Resignation of Director

SHENZHEN, China, August 28, 2020 -- Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music entertainment platform in China, announced today that Mr. Tak-Wai Wong has resigned from the board of directors of Tencent Music (the "Board"), including the relevant committees of the Board, effective September 28, 2020. Mr. Wong has served as a member of the Board since July 2016. The resignation, which was for Mr. Wong’s personal reasons, was not the result of any disagreement with the Company nor any of its affiliates, on any matter relating to the Company's operations, policies or practices.

"On behalf of our Board, I would like to thank David for his valuable services and contributions to the Company. We wish him the best in future endeavors," said Tao Sang Tong, Chairman of TME.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact
Tencent Music Entertainment Group
ir@tencentmusic.com
+86 (755) 8601-3388 ext. 871720